Exhibit 99.1

Ryde Accelerates Growth with Strategic Expansion into Electric Vehicle Rental Market

SINGAPORE, Dec 10, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce in Singapore, today announced a bold strategic initiative to expand into the electric vehicle (“EV”) rental market. This milestone accelerates Ryde’s ambitions in sustainable mobility and positions the Company to capture the surging demand for eco-friendly transportation in Singapore, fuelled by supportive government policies, corporate ESG priorities and rapid consumer adoption of EVs. Ryde will ensure full compliance with LTA guidelines and EV charging safety standards, proactively addressing regulatory and safety considerations as it scales its EV rental operations.

Advancing Sustainable Mobility and Unlocking New Growth

Ryde’s entry into EV rentals marks a significant step forward in strengthening its clean-transport ecosystem.. By tapping into its established driver base and robust operational infrastructure, including proven processes for fleet allocation and maintenance, the Company will diversify revenue streams, elevate rider and driver experience, and enhance its ESG leadership. Through this initiative, Ryde aims to build a highly engaged and sustainability-focused community, expanding touchpoints across its platform and creating new opportunities for strategic partnerships.

Strategic Partnerships Secured for Scalable EV Fleet Growth

To deliver on this initiative, Ryde is partnering with Guan Chao Holdings Ltd (“GCHL”) and Singapore Electric Vehicles Pte Ltd (“SEV”) to secure a fleet of up to 400 EVs over the next six months under a structured Call Option Agreement.

This collaboration provides Ryde with priority access to EV supply, fleet-level pricing advantages and flexible financing structures, ensuring a scalable and capital-efficient rollout.

Positioned to Capitalize on Singapore’s Accelerating EV Shift

“This strategic expansion into the EV rental market demonstrates Ryde’s commitment to sustainable growth and innovation,” said Terence Zou, Founder, Chairman and CEO of Ryde. “As EV adoption accelerates in Singapore, Ryde is uniquely positioned to shape this transformation. Expanding access to EVs not only lowers operating costs for our drivers and enhances the user experience, but also provides predictable operating costs and a lower cost per km, offering clear economic benefits to our driver community, while opening new avenues for long-term value creation for our shareholders.”

Strengthening Ryde’s Long-Term ESG and Market Leadership Vision

The EV rental program complements Ryde’s broader sustainability and product innovation roadmap, forming a strong foundation for long-term expansion in the clean mobility sector. As Singapore’s EV ecosystem rapidly matures, Ryde’s early move into this space positions the Company to capture emerging demand and reinforce its commitment to delivering economic, environmental and social value.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com